Mail Stop 4561
Via Fax (813) 273-0148

September 17, 2007

W. Michael Kipphut
Senior Vice President and Chief
Financial Officer
Sykes Enterprises, Incorporated
400 N. Ashley Drive
Tampa, FL 33602

      Re: **Sykes Enterprises, Incorporated**
                 Form 10-K for the Fiscal Year Ended
                 December 31, 2006
                 Filed on March 13, 2007
                 File No. 000-28274

Dear Mr. Kipphut:

      We have completed our review of your 10-K and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Kathleen Collins
                 Accounting Branch Chief